April 27, 2007

VIA FAX, EDGAR SUBMISSION, AND COURIER

Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

Re:	Altera Corporation

Form 10-K for the fiscal year ended December 29, 2006

Filed February 27, 2007

Form 10-K/A for the years ended December 30, 2005

Form 8-K dated February 13, 2007

File No. 000-16617

Dear Mr. Cascio:

This letter is in response to your comment letter dated April 6, 2007 concerning the above-referenced filings by Altera Corporation. For your convenience, we have set forth each of the Staff’s comments below followed by our response to each comment.

Comment 1): Please tell us where you have disclosed the restated stock compensation cost that should have been reported for each fiscal year as required by paragraph 45.c.2 of FASB Statement No. 123. Refer to the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants, available at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

Response 1): We reviewed the Staff’s sample letter referred to above which was published in January 2007 subsequent to the filing of our Form 10-K/A on October 24, 2006 (the “Form 10-K/A”). We believe we have disclosed the information required by the Staff’s sample letter to the extent that such information is material to the restated consolidated financial statements. Further, we believe all information necessary to assess the impact of all stock-based compensation adjustments for all periods subject to the restatement (1996 to 2005) has been provided in the Form 10-K/A as described below:

-	For the three years ended December 30, 2005, we disclosed stock-based compensation cost accounted for under the intrinsic value method of Opinion 25, net of related tax effects that was included in the determination of net income in the consolidated financial statements as required by FASB Statement No. 123, paragraph 45.c.2. Please refer to footnote 2 on page 50 and footnote 3 on page 53 of the restated consolidated financial statements as filed on the Form 10-K/A.

-	For each annual period preceding the three years ended December 30, 2005 (1996 to 2002), we disclosed the restatement adjustment to stock based compensation in Item 6, "Selected Consolidated Financial Data" on pages 22 and 23 of the Form 10-K/A as follows:

•	Pre-tax adjustments recorded in 2002 and 2001 include non-cash stock-based compensation adjustments totaling $5.2 million and $8.1 million, respectively;

•	Pre-tax impact of charges related to stock option modifications related primarily to employee terminations in 1997 and 1996 totaling $16.3 million and $2.1 million, respectively; and

•	Pre-tax impact of charges related to stock option grant measurement date errors primarily in 2000, 1999 and 1998 totaling $3.5 million, $2.3 million and $0.7 million, respectively.

Although the adjustments for each of the fiscal years 1996 to 2002 were immaterial, we recognized that the cumulative effect of the adjustments during the period from 1996 to 2002 is material. As a result, we presented the total amount of the restated stock-based compensation cost adjustments from 1996 to 2002, including related tax effects, and presented a reconciliation of the cumulative adjustment to retained earnings as of January 1st 2003. Please refer to footnote 3 of the restated consolidated financial statements on page 53 of the Form 10-K/A.

We carefully considered the guidance available at the time of the filing of the Form 10-K/A and determined that our disclosure of the stock based compensation adjustments for each fiscal year from 1996 to 2002 was appropriate, in light of the relatively insignificant impact of the restatement adjustments to previously reported amounts for each of the fiscal years 1996 to 2002, and the detailed and transparent disclosure of the information we provided in accordance with paragraph 45.c.2 of FASB Statement No. 123 for fiscal years 2003 to 2005 in the Form 10-K/A. Given these factors, we respectively submit that the incremental cost and effort of any additional disclosures outweighs any benefit such disclosures would provide to our investors.

Comment 2): Please tell us where you have presented restated information required by Item 302 of Regulation S-X for the balance sheets and statements of income in a level of detail consistent with Regulation S-X Article 10-01 (A) (2) and (3) and appropriate portions of 10-01 (b) with columns labeled “restated.” Please refer to the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants, available at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

Response 2): We reviewed the Staff’s sample letter referred to above which as previously noted was published in January 2007 subsequent to the filing of the Form 10-K/A. We note that we have presented restated statements of income as part of our Supplemental Financial Data on page 75 of the Form 10-K/A. The restatement impact to net income in 2005 was $0 and for 2004 was $964,000 or 0.4% of previously reported 2004 net income. We believe that this adjustment is immaterial to our 2004 statement of income and our 2004 and 2005 balance sheets. Due to the immaterial impact to both 2004 and 2005 statements of income and balance sheets, we did not present restated balance sheets and statements of income at a level consistent with Regulation S-X Article 10-01 (A) (2) and (3) and appropriate portions of 10-01 (b). Due to the immaterial impact to our 2004 and 2005 balance sheets, we also did not present balance sheet information as part of our Supplemental Financial Data on page 75 of the Form 10-K/A.

Comment 3): To eliminate investor confusion, please remove the non-GAAP statements of income from all future filings and instead provide only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and disclosures.

Response 3): We agree with the Staff’s comment. Effective with our Current Report on Form 8-K relating to the announcement of our earnings for the first quarter of 2007, we have removed the non-GAAP statement of income as it relates to stock-based compensation costs.

In connection with our response to the SEC’s comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquires regarding the foregoing to me (408) 544-8005 (telephone) or (408) 544-8155 (facsimile).

Very truly yours,

/S/    TIMOTHY MORSE

Timothy Morse

Senior Vice President and Chief Financial Officer